SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

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                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                        SECURITIES EXCHANGE ACT OF 1934


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                        ANDREA ELECTRONICS CORPORATION
                        ------------------------------
              (Exact Name of Registrant as Specified in Charter)

         New York                                            11-0482020
----------------------------                                -------------
(State or Other Jurisdiction                                (IRS Employer
      of Incorporation)                                    Identification No.)


     45 Melville Park Road, Melville, New York                  11747
     -----------------------------------------                ----------
     (Address of Principal Executive Offices)                 (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


     Title of Each Class                    Name of Each Exchange on Which
     to be so Registered                    Each Class is to be Registered
     -------------------                    ------------------------------

          Rights                            American Stock Exchange, Inc.*

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*  The Rights will be distributed to holders of the Registrant's Common Stock, par value $0.50 per share, which Common Stock, which Common Stock is listed on the American Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

Securities Act registration statement file number to which this form relates:
_____ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.  Description of Registrant's Securities to be Registered.

         On April 23, 1999, the Board of Directors of Andrea Electronics Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock (the "Common Stock"), par value $0.50 per share, of the Company. The dividend is payable on May 7, 1999 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of the Company at a price of $50.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of April 23, 1999 (the "Rights Agreement"), between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that an Acquiring Person (as defined herein) has acquired beneficial ownership of 20% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date or issued prior to the Distribution Date, by such Common Stock certificate.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on May 7, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

         The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Units of Preferred Stock of certain rights or warrants to subscribe for or purchase Units of Preferred Stock at a price, or securities convertible into Units of Preferred Stock with a conversion price, less than the then current market price of the Units of Preferred Stock or (iii) upon the distribution to holders of the Units of Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Units of Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Units of Preferred Stock on the last trading day prior to the date of exercise.

         The number of outstanding Rights and the number of Units of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a dividend equal to one thousand times any dividend declared per share of Common Stock. In the event of liquidation, each share of Preferred Stock will be entitled to a payment equal to one thousand times any payment made per share of Common Stock. Each share of Preferred Stock will have one thousand votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive an amount equal to one thousand times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock (or cash, other securities or property) having a market value of two times the exercise price of the Rights.

         For example, at an exercise price of $50.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties and transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $100.00 worth of Common Stock (or other consideration, as noted above) for $50.00. Assuming that the Common Stock had a per share value of $25.00 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $50.00.

         In the event that, after the Rights become exercisable, the Company is acquired in a merger or other business combination transaction with an Acquiring Person or an affiliate thereof, or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person or an affiliate thereof, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Rights, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Rights.

         "Acquiring Person" shall mean any person who constitutes an "Interested Shareholder" as defined in Section 912 of the New York Business Corporation Law, in effect from time to time, (generally defined to include any person who or which, together with all persons affiliated or associated with it, shall be the beneficial owner of 20% or more of the shares of Common Stock then outstanding), but shall not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan.

         At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange all or part of the Rights (other than Rights owned by such person or group which have become void) for shares of Common Stock at an exchange ratio which shall equal one share of Common Stock per Right, subject to adjustment to reflect stock splits, stock dividends and similar transactions occurring after the date hereof.

         At any time within ten (10) business days after a person or group of affiliated or associated persons becomes an Acquiring Person or within ten
(10) business days after the announcement of a tender or exchange offer (unless the Board of Directors extends such ten-day period), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights are also redeemable under other circumstances as specified in the Rights Agreement.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights except that from and after a Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Rights may be redeemed by the Company at the Redemption Price prior to the occurrence of a Distribution Date.

The information set forth in this report summarizes certain provisions of the Rights Agreement. Such information is qualified in its entirety by reference to the Rights Agreement.




Item 2.  Exhibits.

The following exhibit is incorporated by reference in this Registration
Statement.

     4.1 Rights Agreement dated as of April 23, 1999 between the Registrant and Continental Stock Transfer and Trust Company, as Rights Agent, including the form of Certificate of Amendment to Certificate of Incorporation as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Shares of Series A Preferred Stock. [Incorporated by reference to Exhibit 4.1 included in the Registrant's Current Report on Form 8-K, dated April 23, 1999]


                                  SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated:  May 7, 1999                      ANDREA ELECTRONICS CORPORATION
                                                    (Registrant)

                                            /s/ Patrick D. Pilch
                                            ---------------------------
                                            Patrick D. Pilch
                                            Executive Vice President,
                                              Chief Financial Officer